Exhibit 11

NEW YORK COMMUNITY BANCORP, INC.

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(unaudited)

	Three Months Ended March 31,
(in thousands, except per share data)	2004	2003(1)
Net income	$130,023	$67,368

Weighted average common shares outstanding	260,665	179,735

Basic earnings per common share	$0.50	$0.37

Weighted average common shares outstanding	260,665	179,735

Additional dilutive shares using average market value for the period when utilizing the treasury stock method regarding stock options	12,600	2,640

Total shares for diluted earnings per share	273,265	182,375

Diluted earnings per common share and common share equivalents	$0.48	$0.37

(1)	Share amounts for the three months ended March 31, 2003 have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.